Exhibit 99.2

Imperial Tobacco Group PLC is pleased to announce that it expects to release its preliminary results for the financial year ending 30 September 2005 on Tuesday 1 November 2005.  The final dividend will be paid on 17 February 2006 to shareholders on the register at 20 January 2006.

Trevor Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com